Exhibit 99.1

Dear Shareholders:

In 2015, Gerdau prioritized free cash generation, which amounted R$3.0 billion, compared to R$1.9 billion in 2014, supported by working capital management, optimization of costs,  restriction of new investments and liability management initiatives at its various business operations, despite the challenging scenario in the world steel industry.

In 2015, shipments amounted to 17.0 million tonnes,  resulting to consolidated net sales of R$43.6 billion, an increase of 2.4% compared to 2014, with the highlight the North America Business Operation, which benefitted from the effects of exchange variation in the period.

Adjusted EBITDA and consolidated EBITDA margin adjusted were R$4.5 billion and 10.3%, respectively, in 2015, demonstrating the resilience of its operating margins, despite the weaker performances of the Brazil BO and the Special Steel BO, which were partially offset by the better performance of the North America BO, thanks to its geographic diversification.

Impairment tests of goodwill, other long-lived assets of the Company and the writeoff of fiscal assets diferred conducted during 2015 identified losses in the amount of R$5.3 billion, which registered as non-recurring items in the company result .

Consolidated net income, adjusted by non-recurring effects in 2015, amounted to R$684.3 million, a reduction in relation to 2014, mainly due to the lower adjusted EBITDA and higher financial expenses, which were affected by exchange variation. In 2015, Gerdau S.A. allocated R$253.0 million (R$0.15 per share) to the payment of dividends and interest on capital even with the challenging scenario in the steel industry.

Investments in maintenance and technological modernization amounted to R$2.3 billion in 2015. The Company continued to invest in productivity improvement, as well as in the maintenance actions scheduled for the period.

Profile

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, it also produces flat steel and iron ore, activities that are expanding its product mix and boosting its competitiveness. It is also the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. Gerdau’s shares are listed on the São Paulo, New York and Madrid stock exchanges.

World Steel Market

On October 12, 2015, the worldsteel released its Short Range Outlook containing forecasts for global apparent steel consumption. For 2016, the forecast calls for growth of 0.7%, since the current unfavorable scenario is expected to be partially mitigated, given the expectations of a stabilization of the Chinese economy and recoveries in developing economies, which, despite their current weakness, continue to advance. Apparent steel consumption in China is expected to contract by 2.0% in 2016, after peaking in 2013. Emerging and developing economies (excluding China) began to deteriorate in 2012, due to internal structural issues, low commodity prices and growing political instability, such as in Russia and Brazil. Apparent steel consumption in emerging and developing economies is expected to grow by 3.8% in 2016. Meanwhile, in developed economies, apparent steel consumption is expected to grow by 1.8% in 2016.

Consolidated Information

Gerdau’s Performance in 2015

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Steel Production and Shipments

Consolidated (1,000 tonnes)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	16,862	18,028	-6.5%
Shipments of steel	16,970	17,869	-5.0%

•      Consolidated crude steel production decreased in 2015 compared to 2014, due to the optimization of inventories at the North America, Special Steel and Brazil BOs.

•      Consolidated shipments contracted in 2015 compared to 2014, due to the lower shipments in all business operations, mainly in domestic market in Brazil BO.

Consolidated Results

Net sales, cost and gross margin

Consolidated (R$ million)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales	43,581	42,546	2.4%
Cost of Goods Sold	(39,290)	(37,406)	5.0%
Gross profit	4,291	5,140	-16.5%
Gross margin (%)	9.8%	12.1%

•      In 2015, consolidated net sales and cost of goods sold increased compared to 2014, mainly due to the effects of exchange variation on the translation of these amounts from foreign companies into Brazilian real (depreciation of the Brazilian real against the currencies of countries where Gerdau has operations, especially the U.S. dollar).

•      Consolidated gross profit and gross margin decreased in 2015 compared to 2014, mainly due to the lower shipments in Brazil’s domestic market at both the Brazil and Special Steel BOs, despite the higher gross profit and gross margin at the North America BO.

Operating expenses

Consolidated (R$ million)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
SG&A	(2,582)	(2,728)	-5.4%
Selling expenses	(785)	(691)	13.6%
General and administrative expenses	(1,797)	(2,037)	-11.8%
Other operating income (expenses)	97	88	10.2%
Result in operations with jointly controlled entities	—	637	—
Equity in earnings of unconsolidated companies	(25)	102	—

•      Consolidated general and administrative expenses decreased in 2015 compared to 2014, despite the effects from exchange variation on the business operations abroad, which demonstrates the Company’s efforts to rationalize these expenses. These efforts led to a reduction in selling, general and administrative expenses as a ratio of net sales, from 6.4% in 2014 to 5.9% in 2015.

•      The variation in “Income (loss) in operations with jointly controlled entities” in 2014 is explained by the divestment of the 50% interest in Gallatin Steel Company, on October 8, 2014. With this divestment, the Company ceased to recognize “Equity in earnings” from Gallatin Steel Company as from 4Q14.

Impairment of assets

•                  Gerdau presents its financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). This standard requires impairment tests of goodwill and other long-lived assets held by the company. To determine the recoverable amount of each Business Segment, the Company uses the discounted cash flow method based on the financial projections for each segment. The projections are updated considering the changes observed in the economic scenario of the markets in which the Company operates, as well as the assumptions for the expected results in each segment.

•      Impairment tests of goodwill and other long-lived asset conducted during 2015 and 2014 identified losses from asset impairments classified as follows:

	Fiscal Year 2015					Fiscal Year 2014
Impairment of assets by business operations (R$ million)	Brazil BO	North America BO	South America BO	Special Steel BO	Consolidated	South America BO	Consolidated
Goodwill	—	1,520	354	1,125	2,999	—	—
Property, plant and equipment, net	835	—	—	800	1,635	339	339
Investments	—	362	—	—	362	—	—
Total	835	1,882	354	1,925	4,996	339	339

EBITDA

Breakdown of Consolidated EBITDA (R$ million)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net (loss) income	(4,596)	1,488	—
Net financial result	2,879	1,561	84.4%
Provision for income and social contribution taxes	(1,499)	(150)	899.3%
Depreciation and amortization	2,608	2,227	17.1%
EBITDA - Instruction CVM (1)	(608)	5,126	-111.9%
Impairment of Assets	4,996	339	1373.7%
Result in operations with jointly controlled entities	—	(637)	—
Equity in earnings of unconsolidated companies	25	(102)	—
Proportional EBITDA of associated companies and jointly controlled entities	88	180	-51.1%
Adjusted EBITDA(2)	4,501	4,906	-8.3%
Adjusted EBITDA Margin	10.3%	11.5%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.
The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	Fiscal Year 2015	Fiscal Year 2014
EBITDA (1)	(608)	5,126
Depreciation and amortization	(2,608)	(2,227)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	(3,216)	2,899

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•      Adjusted EBITDA and adjusted EBITDA margin decreased in 2015 compared to 2014, due to the weaker performances of the Brazil and Special Steel BOs, which were partially offset by the better performance of the North America BO.

Financial result and net income

Consolidated (R$ million)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Income (loss) before financial income (expenses) and taxes(1)	(3,216)	2,899	—
Financial Result	(2,879)	(1,561)	84.4%
Financial income	378	276	37.0%
Financial expenses	(1,780)	(1,397)	27.4%
Exchange variation, net	(1,564)	(476)	228.6%
Exchange variation on net investment hedge	(1,302)	(328)	297.0%
Exchange variation - other lines	(262)	(148)	77.0%
Gains (losses) on financial instruments, net	87	36	141.7%
Income (loss) before taxes (1)	(6,095)	1,338	—
Income and social contribution taxes	1,499	150	899.3%
On net investment hedge	1,302	328	297.0%
Write-off of deferred tax assets	(284)	—	—
Other lines	481	(178)	—
Consolidated Net Income (loss)(1)	(4,596)	1,488	—
Extraordinary events	5,280	(298)	—
Result in operations with jointly controlled entities, net	—	(637)	—
Impairment of assets	4,996	339	1373.7%
Reversal of the write-off of deferred tax assets	284	—	—
Consolidated Adjusted Net Income (loss) (2)	684	1,190	-42.5%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 2015 compared to 2014, the higher negative financial result mainly reflects the higher negative exchange variation on liabilities contracted in U.S. dollar (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 47.0% in 2015, compared to depreciation of 13.4% in 2014), as well as the higher financial expenses, which also were affected by exchange variation.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      Consolidated net income adjusted by non-recurring effects decreased in 2015 compared to 2014, mainly due to the lower adjusted EBITDA and the higher financial expenses, which were affected by exchange variation.

Dividends

•      In 2015, Gerdau S.A. allocated R$253.0 million (R$0.15 per share) to the payment of dividends and interest on capital, which was distributed based on profits obtained in the first semester of 2015 and the retained earnings reserve, despite the challenging scenario in the steel industry.

Investments

•      In 2015, investments in fixed assets amounted to R$2.3 billion, which was inflated by the depreciation in the Brazilian real, since most investments are linked to the U.S. dollar. Of the total amount invested in the year, 46.9% was allocated to the Brazil BO, 19.1% to the Special Steel BO, 19.1% to the South America BO and 14.9% to the North America BO.

•      Based on the projects scheduled for 2016, Gerdau plans to invest R$1.5 billion, considering the investments in productivity improvements and maintenance, which is 35% below the amount in 2015.

Working Capital and Cash Conversion Cycle

•      In December 2015, the cash conversion cycle (working capital divided by daily net sales in the quarter) remained stable in relation to December 2014, due to similar reductions in both working capital and net sales.

•      Note that the decrease in working capital of R$332 million between December 2014 and December 2015 includes the effects of exchange variation on the working capital of companies abroad. Excluding this variation, the cash effect was R$2.4 billion decrease from December 2014 to December 2015, demonstrating the Company’s efforts to optimize working capital.

Financial Liabilities

Debt composition (R$ million)	12.31.2015	12.31.2014

Short Term	2,387	2,038
Long Term	24,074	17,484
Gross Debt	26,461	19,522
Cash, cash equivalents and short-term investments	6,919	5,849
Net Debt	19,542	13,673

•      On December 31, 2015, gross debt was 9.0% in short term and 91.0% in long term. Gross debt was denominated 13.1% in Brazilian real, 81.8% in U.S. dollar and 5.1% in other currencies. The R$6.9 billion increase in gross debt between December 2014 and December 2015 is mainly explained by the effects from exchange variation in the comparison periods (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 47.0% in 2015).

•      The R$1.1 billion increase in cash from December 2014 to December 2015 is mainly due to the effect from exchange variation in the comparison periods on the cash held by Gerdau companies abroad. On December 31, 2015, 66.9% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The increase in net debt on December 31, 2015 compared to December 31, 2014 was due to the increase in gross debt, which was partially offset by the higher cash position.

•      On December 31, 2015, the nominal weighted average cost of gross debt was 6.8%, being that  11.8% for the portion denominated in Brazilian real, 6.0% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 6.0% for the portion contracted by subsidiaries abroad. On December 31, 2015, the average gross debt term was 6.5 years, with more than 70% maturing only as of 2018.

•      On December 31, 2015, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2017	4,637
2018	1,531
2019	969
2020	3,863
2021	4,663
2022	198
2023	2,415
2024	3,538
2025 and after	2,260
Total	24,074

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2015		12.31.2014
Gross debt / Total capitalization (1)	45%		36%
Net debt(2) (US$) / EBITDA (3) (US$)	3.6	x	2.1	x

(1) - Total capitalization = shareholders’ equity + gross debt (principal)

(2) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) -  EBITDA in the last 12 months.

Indebtedness

(R$ billion)

•      Note that, since the bulk of EBITDA in the last 12 months was generated by business operations located overseas, mainly in U.S. dollar, and more than 80% of consolidated net debt on December 31, 2015 was also denominated in U.S. dollar, the net debt / EBITDA ratio calculated in this currency stood at 3.6 times.

Free Cash Flow (FCF)

In 2015, the Company generated R$3.0 billion in consolidated free cash flow, which is explained by the EBITDA generation of R$4.5 billion surpassing by R$593 million the Company’s commitments (CAPEX, income tax and interest on debt) and by the freeing up of working capital of R$2.4 billion. This positive free cash flow is aligned with the Company’s strategy grounded in capital discipline, as was the case in 2013 and 2014, despite the challenging scenario in the steel industry.

Free Cash Flow 2015

(R$ million)

Business Operations (BO)

As of the third quarter of 2015, the Company adopted a new business segmentation model to capture greater strategic and operational synergies for serving the South American, North American and Brazilian markets, as follows:

•                  Brazil BO (Brazil Business Operation) — includes the steel operations in Brazil (except special steel), the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil;

•                  North America BO (North America Business Operation) — includes all North American operations (Canada, United States and Mexico), except special steel;

•                  South America BO (South America Business Operation) — includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil;

•                  Special Steel BO (Special Steel Business Operation) — includes the special steel operations in Brazil, Spain, United States and India.

For comparison purposes, the information on prior periods in this report was modified based on this new business segmentation.

Net Sales

EBITDA and EBITDA Margin

Brazil BO

Production and shipments

Brazil BO (1,000 tonnes)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	6,247	6,458	-3.3%
Shipments of steel	6,457	6,583	-1.9%
Domestic Market	4,284	5,540	-22.7%
Exports	2,173	1,043	108.3%

•      In 2015 compared to 2014, crude steel production decreased, mainly due to the adjustment of inventories to the lower shipments in the period.

•      Steel shipments posted a slight decline in 2015 compared to 2014, mainly due to the weaker demand from the domestic market caused by the slowdown in the construction and manufacturing industries in Brazil due to the country’s economic uncertainties. On the other hand, exports advanced in relation to 2014, due to opportunities in the international market and the favorable exchange rate during 2015.

Operating result

Brazil BO	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales (R$ million)	12,977	14,813	-12.4%
Domestic Market	9,802	12,837	-23.6%
Exports(1)	3,175	1,976	60.7%
Cost of Goods Sold (R$ million)	(11,433)	(12,003)	-4.7%
Gross profit (R$ million)	1,544	2,810	-45.1%
Gross margin (%)	11.9%	19.0%
EBITDA (R$ million)	1,656	2,815	-41.2%
EBITDA margin (%)	12.8%	19.0%

(1) - Includes coking coal and coke net sales.

•      The lower net sales in 2015 compared to 2014 was mainly due to the less favorable market mix, with the lower shipments in the domestic market partially offset by the higher shipments in export markets. In addition, the lower international prices led to a decline in net sales per tonne exported, despite the positive effects from exchange variation.

•      Cost of goods sold decreased in 2015 compared to 2014, mainly due to lower shipments,  even with the costs of production stoppages, which amounted to R$229.8 million in 2015. The sharper drop in net sales than in cost of goods sold led to a reduction in gross margin.

•      EBITDA and EBITDA margin in 2015 compared to 2014 decreased in line with the declines in gross profit and gross margin in the period.

North America BO

Production and shipments

North America BO (1,000 tonnes)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	6,469	7,009	-7.7%
Shipments of steel	6,232	6,500	-4.1%

•      The decrease in production in 2015 compared to 2014 was mainly due to the adjustment in inventories to the lower level of shipments.

•      Shipments contracted in 2015 compared to 2014, due to the continuous pressure from imported goods in the region, despite the still solid demand from the non-residential construction industry.

Operating result

North America BO	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales (R$ million)	17,312	14,640	18.3%
Cost of Goods Sold (R$ million)	(15,800)	(13,693)	15.4%
Gross profit (R$ million)	1,512	947	59.7%
Gross margin (%)	8.7%	6.5%
EBITDA (R$ million)	1,619	955	69.5%
EBITDA margin (%)	9.4%	6.5%

•      Net sales increased in 2015 compared to 2014, due to the effect from exchange variation in the comparison periods (depreciation in the average price of the Brazilian real against the U.S. dollar of 41.8% compared to 2014), which was offset by the decline in net sales per tonne sold in U.S. dollar and by the lower shipments.

•      Cost of goods sold increased in 2015 compared to 2014, also due to the effect from exchange variation, but increased to a lesser extent as a ratio of net sales, due to the cost-cutting efforts in this business operation and to the lower scrap prices. The increase in net sales at a faster pace than the increase in cost of goods sold supported gross margin expansion in 2015 compared to 2014.

•      The growth in EBITDA in 2015 compared to 2014 is explained by the improvement in gross profit and by the lower selling and administrative expenses in U.S. dollar, which supported EBITDA margin expansion.

South America BO

Production and shipments

South America BO (1,000 tonnes)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	1,242	1,253	-0.9%
Shipments of steel	2,222	2,277	-2.4%

•      Production and shipments remained relatively stable in 2015 compared to 2014, despite the high level of imported goods in the region.

Operating result

South America BO (R$ million)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales (R$ million)	5,477	5,078	7.9%
Cost of Goods Sold (R$ million)	(4,800)	(4,423)	8.5%
Gross profit (R$ million)	677	655	3.4%
Gross margin (%)	12.4%	12.9%
EBITDA (R$ million)	557	476	17.0%
EBITDA margin (%)	10.2%	9.4%

•      Net sales increased in 2015 compared to 2014, which is explained by the effect from exchange variation resulting from the depreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates, despite the lower shipments.

•      Cost of goods sold increased in 2015 compared to 2014 due to the effects from exchange variation, despite the lower shipments. The proportionate increases in net sales and cost of goods sold supported stability in gross profit and gross margin in the comparison periods.

•      EBITDA and EBITDA margin in 2015 compared to 2014 increased at a faster rate than gross profit and gross margin, due to the optimization of general and administrative expenses, despite the effects from exchange variation on such expenses.

Special Steel BO

Production and shipments

Special Steel BO (1,000 tonnes)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Production of crude steel	2,903	3,308	-12.2%
Shipments of steel	2,621	2,894	-9.4%

•      Crude steel production decreased in 2015 compared to 2014, due to the optimization of inventories in Brazil and the United States.

•      Shipments decreased in 2015 compared to 2014, which is explained by the sharp drop in demand from the auto industry in Brazil and, to a lesser extent, from the oil and gas industry in the United States.

Operating result

Special Steel BO (1,000 tonnes)	Fiscal Year 2015	Fiscal Year 2014	Variation 2015/2014
Net Sales (R$ million)	8,882	8,644	2.8%
Cost of Goods Sold (R$ million)	(8,333)	(7,922)	5.2%
Gross profit (R$ million)	549	722	-24.0%
Gross margin (%)	6.2%	8.4%
EBITDA (R$ million)	850	918	-7.4%
EBITDA margin (%)	9.6%	10.6%

•      The increases in net sales and cost of goods sold in 2015 compared to 2014 were mainly due to the effect from exchange variation on shipments at the units abroad.

•      The reductions in gross profit and gross margin in 2015 compared to 2014 are explained by the lower dilution of fixed costs and lower operating results at the special steel units in the United States and Spain and by the costs with production stoppages at the units in Brazil. Even though the United States continued to enjoy good demand from the automotive industry, the challenges facing the oil and gas industry affected profitability at the country’s special steel units. On the other hand, the unit in India registered improvement in profitability over the course of 2015.

•      The reductions in EBITDA and EBITDA margin in 2015 compared to 2014 were partially offset by the reductions in gross profit and gross margin, which were affected by the higher depreciation in 2015.

Social and Environmental Responsibility

•   Gerdau is rapidly transforming to meet the current and future challenges of the world steel industry. With a history stretching back 115 years, the Company is recognized in the steel industry for its innovative initiatives that anticipate trends in order to add value to products and services and strengthen its clients’ preference.

•   Gerdau adopts international standards of corporate governance grounded in rigorous ethical principles. It works to build and maintain transparent and close relationships with all of its stakeholders, including clients, suppliers, shareholders, employees and local communities.

•   Gerdau believes that having exceptional global leaders and high-performance teams is critical to the sustainability of its business, which is why it has a comprehensive leadership development program. Through this system, key leaders invest 30% of their time on passing on their experience to new leaders in order to drive the Company’s competitiveness. In addition, the Company’s transformation journey includes a cultural modernization process that is currently ongoing at all operations worldwide.

•   The safety of employees and third-party service providers is Gerdau’s utmost priority, which is why it continually invests in reducing risks in the workplace. In 2015, Gerdau reduced its injury frequency rate to 0.98 per million hours worked, which is below the average of the global steel industry. It also was awarded, for the sixth straight time, the Safety and Health Excellence Recognition by the World Steel Association for its method for developing safety leaders at the Company.

•   Given its belief that the power of social transformation begins at home, the Company sponsors the Gerdau Volunteer Program, which mobilized 10,400 employees in 2015. In addition to generating benefits for local communities, this volunteer action helps to strengthen citizenship and enhance the technical and personal skills of employees. Over the course of 2015, the Company’s social investments amounted to R$40 million, resulting in over one thousand initiatives that benefitted 206 communities in 13 countries.

•   Gerdau works continuously to reduce the environmental impacts of its activities. That is why it invests in research, in modernizing its equipment and in employee training that encompasses the entire lifecycle of the steel goods. Its main contribution to the environment is through the recycling of 14 millions of tons of ferrous scrap every year, which is transformed into steel, which enables the Company to reduce energy consumption and CO2 emissions in the steel production process. Today, Gerdau is the largest recycler in Latin America, with 80% of its production derived from the reuse of scrap metal. In 2015, the Company invested R$262 million to improve its eco-efficiency practices.

•   Learn more about Gerdau’s social and environmental responsibility practices at www.relatoriogerdau.com.br

CLARIFICATION ABOUT ZELOTES OPERATION

Given that the name of Gerdau has been mentioned in Zelotes Operation, the company hereby clarifies and reiterates the following to the public:

•                                    Gerdau has pending proceedings filed with the Administrative Council of Tax Appeals (CARF) and has always used the services of external firms strictly to obtain the best technical advice.

•                                    Contrary to media reports, this is not a question of tax evasion - false tax statement or omission to skirt eventual taxes due — but a question of the legitimate use of the right of Gerdau companies, expressly backed by law and precedents.

•                                    The financial information related to ongoing proceedings at CARF have been disclosed in the notes to the Company’s Financial Statements.

•                                    All agreements with these external firms, as with other agreements that Gerdau has entered into with service providers, have included a clause that determines absolute compliance with laws, breach of which calls for immediate termination thereof.

•                                    No money was paid or passed on to external firms in the specific case and agreements were rescinded when the names of service providers investigated were reported in the press for suspected illegal activities.

•                                    The company never gave any authorization for its name to be used in alleged unlawful negotiations and strongly repudiates any action taken for this purpose.

Thus, Gerdau, as a company that has been in the market for 115 years, reiterates that it has set strict ethical standards for its dealings with public agencies and reaffirms that it is, as it has always been, at the disposal of competent authorities to provide any clarifications that may be requested.

Information on the Parent Company

Gerdau S.A. is a publicly traded corporation with registered office in Rio de Janeiro, capital. The Company is engaged in holding interests in other companies and producing and commercialize  steel goods in the special steel segment.

Results

•      A substantial part of the results of Gerdau S.A. comes from investments in subsidiaries and associate companies. In fiscal year 2015, these investments generated equity in losses of R$2,909.7  million. On December 31, 2015, these investments amounted to R$ 38.0billion.

•      In 2015, the Company sold 440,000 tonnes of steel products, which generated net sales of R$1.6 billion and cost of goods sold of R$1.4 billion. Gross margin in the year stood at 13.1%.

•      In fiscal year 2015, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was negative R$2.8 billion, compared to negative R$980.6 million in 2014. This variation in the financial result was due to the higher negative effect from exchange variation on related-party debt (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 47.0% in 2015, compared to depreciation of 13.4% in 2014) and to the higher financial expenses, which were also affected by exchange variation.

•      Gerdau S.A. recorded a net loss of R$ 4.6billion in 2015, which corresponds to R$ 2.69per share outstanding, basically due to the equity in losses, the negative effects from exchange variation, and the higher financial expenses.

•      On December 31, 2015, the Company’s shareholders’ equity amounted to R$ 31.7billion, representing a book value of R$ 18.79per share.

•      Net debt (loans and financing, plus debentures, less cash, cash equivalents and financial investments) plus related-party debt amounted to R$8.5 billion on December 31, 2015 and R$4.7 billion on December 31, 2014. The increase between the periods is mainly explained by the effects from exchange variation on related-party debt and by the reduction in financial investments resulting from the acquisition of minority interests in Gerdau’s operational companies in July 2015.

Dividends

•      In fiscal year 2015, Gerdau S.A. allocated R$253.0 million (R$0.15 per share) to the payment of dividends and interest on capital, which was distributed based on profits obtained in the first semester of 2015 and the retained earnings reserve.

	Dividends	Per Share	Quantity of	Payment
Period	(R$ million)	(R$)	Shares (million)	Date
1st quarter	101.2	0.06	1,686	6/2/2015
2nd quarter	84.3	0.05	1,686	9/4/2015
3rd quarter	67.5	0.04	1,686	11/19/2015
Total	253.0	0.15

RELATIONSHIP WITH THE INDEPENDENT AUDITOR

•      The Company’s policy for hiring any services from the independent auditor unrelated to the external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

•      Audit fees refer to professional services rendered in the audit of the Company’s consolidated financial statements, quarterly reviews of the Company’s consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, in accordance with the applicable legislation. Fees related to audits refer to services, such as, due diligence, that are traditionally performed by an external auditor in the event of an acquisition and advisory services on accounting standards and transactions. All fees unrelated to audit services refer primarily to services rendered to the Company’s subsidiaries abroad to comply with tax requirements.

•      In compliance with CVM Instruction 381/2003, Gerdau S.A. informs that PriceWaterhouseCoopers, the Company’s independent auditor, did not render any services other than those related to the external audit that represented more than five percent (5%) of all audit fees during fiscal year 2015.

ACKNOWLEDGEMENTS

•      Lastly, the Company would like to thank its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

DECLARATION OF THE OFFICERS

•      In accordance with Article 25 of CVM Instruction 480 of December 7, 2009, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with Financial Statements for the fiscal year ended December 31, 2015 and with the opinions expressed in the Independent Auditors’ report of the Financial Statements issued on this date.

Rio de Janeiro, March 14, 2016

THE MANAGEMENT